UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2014
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________________ to ___________________

 Commission file number 0-21513

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available For Benefits	4

Statement of Changes in Net Assets Available For Benefits	5

Notes to Financial Statements	6 -11

Supplemental Information:

Schedule of Assets (Held at Year End)	12-13

Signatures	14

Exhibit Index	15

Consent of Independent Registered Public Accounting Firm	16

Report Of Independent Registered Public Accounting Firm

To the Plan Administrator for DXP Enterprises, Inc. 401(k) Retirement Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

EEPB, P.C.
Houston, Texas
June 26, 2015

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2014	December 31, 2013

ASSETS

Investments:
Interest bearing cash	$ 268	$ 171
Mutual funds	98,689	81,936
Common stock	8,512	13,841
Common collective trust	172	173
Pooled separate accounts	12,180	12,873
Total investments	119,821	108,994

Accounts receivable:
Employee contributions	610	404
Employer contributions	231	133
Total accounts receivable	841	537

Notes receivable from plan participants	2,701	2,121

Total assets	123,363	111,652

LIABILITIES	-	-

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	123,363	111,652
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(68)	(62)
NET ASSETS AVAILABLE FOR BENEFITS	$ 123,295	$ 111,590

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

December 31, 2014

ADDITIONS TO NET ASSETS

Net appreciation (depreciation)	$ (5,970)
Dividends, interest and other income	4,954
Employee contributions	9,406
Employer contributions	2,727
Rollover contributions	7,542
Total additions to net assets	18,659

DEDUCTIONS TO NET ASSETS

Benefit payments to plan participants	6,922
Plan expenses	32
Total deductions to net assets	6,954

Net change in plan equity	11,705

Plan equity, beginning of year	111,590
Plan equity, end of year	$ 123,295

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 – DESCRIPTION OF THE PLAN

DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") was established January 1, 1991 and is a qualified plan covering all of the eligible employees of DXP Enterprises, Inc. and its subsidiaries (the “Company”, or “Plan Sponsor”) as defined by Section 401(a) of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility

Effective November 1, 2012, all employees of the company are eligible to join the plan 30 days following the hire date with the Company.

Contributions

Employees may elect to contribute 1% to 80% of their eligible salary to the Plan. Effective July 1, 2006, the Plan was amended to provide for an automatic enrollment contribution of 3% of their eligible salary for eligible employees who have not submitted deferral election forms. Employees may direct their contributions to various investment alternatives. Contributions for each employee are limited in any calendar year to an amount which is adjusted annually by the Internal Revenue Service. For both 2014 and 2013, the maximum contribution allowed for each employee was $17,500. Additionally, participants who attain the age of 50 during the plan year may make “catch up” contributions of up to $5,500 in both 2014 and 2013. Participants may also contribute amounts representing distributions transferred from other qualified plans. The Company contributes 50% of employee contributions up to 4% of employee compensation. The Company, at the discretion of the Board of Directors, may also make a profit sharing contribution to the Plan during the year. No discretionary profit sharing contributions were made by the Company for 2014 and 2013.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, (a) the Company’s contribution and (b) investment income or loss less expenses. Income or loss for each of the investment directives is allocated to the participants' accounts on a daily basis, and is based on the relative units of participation. Benefits paid to participants under the Plan are limited to the vested balance in each participant’s account.

Vesting and Payment of Benefits

All participant contributions vest immediately. Company contributions vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2	- %
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%

The normal retirement age under the Plan is 55; however, benefits may be distributed during employment under hardship provisions. Additionally, participants who have attained the age of 59 ½ may receive distributions during employment. If death or permanent disability occurs during employment, an employee's entire account becomes fully vested. Participants may elect to receive distributions in a lump sum or equal installments. Installments are required for employees over the age of 70 ½ to meet the minimum distribution requirements of Internal Revenue Code regulations. Separating participants may elect to rollover their account into another plan, as permitted by Internal Revenue Service regulations.

Notes Receivable from Participants

Participants may borrow a portion of the vested balance of their account, subject to a maximum of $50,000. Notes receivable bear interest at reasonable interest rates and are secured by the participant's account. Notes receivable are valued at amortized cost, which approximates fair value. Principal and interest is paid ratably through payroll deductions.

Forfeitures

Amounts which are forfeited due to termination of employment are used to reduce the Company's matching contribution under the Plan. Forfeited amounts for the years ended December 31, 2014 and 2013 were $0.3 million and $0.2 million, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported changes in net assets during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Investments

The Plan’s investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 10 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.

NOTE 3 – INCOME TAXES

Under Internal Revenue Service Announcement 2001-77, when such providers receive a favorable determination letter from the Internal Revenue Service regarding the qualification of the Plan document for tax exempt status, an adopting Plan may rely on this opinion letter. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 – RISKS AND UNCERTANTIES

Plan participants make choices regarding their investments in securities, and are exposed to risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible those reductions in value can occur in the near term and that such changes could materially affect participant account balances reported in the statement of net assets available for benefits.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant's account balance becomes 100% vested.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements (in thousands):

	December 31,
	2014	2013
Net assets, Form 5500	$ 122,454	$ 111,053
Contributions receivable	841	537
Net assets, statement of net assets available for benefits	$ 123,295	$ 111,590

NOTE 7 – ADMINISTRATION AND INVESTMENTS

Administration

The Plan Sponsor uses Fidelity Investments (“Fidelity”) as the plan administrator. Among other duties, Fidelity receives contributions, invests and reinvests the Plan's assets, collects income and makes distributions as directed by the Plan Sponsor. Certain administrative functions are performed by the Plan Sponsor. The Plan does not compensate the Plan Sponsor for these services or other expenses paid for by the Plan Sponsor.

The following are investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,
	2014	2013

NYL Anchor Account	$ 12,112	$ 12,811
FID Contrafund	12,617	11,480
NB Mid Cap Grwth Inst	11,346	10,878
Harbor Intl Inst	6,731	7,504
Vanguard 500 Idx Sig	6,790	5,680
TRP Retirement 2025	6,961	5,948
DXP Enterprises Stock	7,002	12,409
All others less than 5% or more of the Plan’s net assets	56,194	42,222
TOTAL	$ 119,753	$ 108,932

Investment income (loss) is as follows (in thousands):

Year Ended December 31,
2014

NYL Anchor Account	$ 196
FID Contrafund	1,127
NB Mid Cap Grwth Inst	851
Harbor Intl Inst	(488)
Vanguard 500 Idx Sig	430
TRP Retirement 2025	384
DXP Enterprises Stock	(7,315)
All others	3,799
TOTAL	$ (1,016)

During 2014, the average yield for an investment in the NYL Anchorage account was approximately 1.6%.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds that are managed by Fidelity, who is also the custodian for the Plan. Fees paid by the Plan for the investment management services that were provided by Fidelity are included in net appreciation in fair value of investments. The Plan believes these fees are not significantly different than those that would be charged by other managers of pension assets. During the year ended December 31, 2014 the Plan paid $32,383 to Fidelity in administration fees that are included in administrative expenses.

NOTE 9 – UNCERTAIN TAX POSTITIONS

The Plan did not have unrecognized tax benefits as of December 31, 2014 and does not expect this to change significantly over the next twelve months. The Plan will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2014, the Plan has not accrued interest or penalties related to uncertain tax positions. The Plan remains subject to income tax examination for tax years 2011 and beyond.

NOTE 10 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Authoritative guidance for financial assets and liabilities measured on a recurring basis applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Fair value, as defined in the authoritative guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance affects the fair value measurement of an investment with quoted market prices in an active market for identical instruments, which must be classified in one of the following categories:

Level 1 Inputs

Level 1 inputs come from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs

Level 2 inputs are other than quoted prices that are observable for an asset or liability. These inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability which require the Company’s own assumptions.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Collective trust: Valued at the net asset value of units of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its’ liabilities. In accordance with the terms of the plan of trust, the net asset value of the fund is determined daily. Units are issued and redeemed at the latest net asset value. Also, in accordance with the plan of trust, net investment income, if any, and realized and unrealized gains on investments are not distributed. Units may be redeemable at the current NAV at any time without penalty.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Pooled separate accounts are stated at fair value as determined by observable Level 1 quoted pricing inputs or by quoted prices for similar assets in active or non-active markets. While some pooled separate accounts may have publicly quoted inputs (Level 1), the account values of separate accounts are not publicly quoted and are therefore classified as Level 2 investments. The fair values of the Plan’s interests in pooled separate accounts are based upon the net asset values of the funds as reported by the Plan custodian and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Each of the pooled separate accounts invests in a single, open-ended mutual fund which is generally identified in the name of the pooled separate account. The investment strategies of these pooled separate accounts are consistent with each of the mutual funds identified in the name of the fund. Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

Mutual funds: Valued at the NAV of shares held by the plan at year end.

The following tables summarize the valuation of the Plan’s financial instruments by fair value levels (in thousands):

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ 268	$	$	$ 268
Mutual Funds:
Large U.S. equity	54,749			54,749
Mid U.S. equity	17,565			17,565
Small U.S. equity	2,658			2,658
International equity	9,230			9,230
Balanced/Asset allocation	5,095			5,095
Fixed income	9,123			9,123
Specialty U.S. equity	269			269
Common collective trust		172		172
Common Stock:
DXP Common Stock	7,002			7,002
Common stock	1,510			1,510
Pooled separate accounts:
Fixed income		12,180		12,180
Total	$ 107,469	$ 12,352	$ -	$ 119,821

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ 171	$	$	$ 171
Mutual Funds:
Large U.S. equity	41,841	-	-	41,841
Mid U.S. equity	15,809	-	-	15,809
Small U.S. equity	2,078	-	-	2,078
International equity	9,758	-	-	9,758
Balanced/Asset allocation	4,324	-	-	4,324
Fixed income	8,058	-	-	8,058
Specialty U.S. equity	68	-	-	68
Common collective trust	-	173	-	173
Common Stock:
DXP Common Stock	12,409	-	-	12,409
Common stock	1,432	-	-	1,432
Pooled separate accounts
Fixed income	-	12,873	-	12,873
Total	$ 95,948	$ 13,046	$ -	$ 108,994

NOTE 11 – SUBSEQUENT EVENTS

We have evaluated subsequent events through the date the consolidated financial statements were filed with the Securities and Exchange Commission. There were no subsequent events that required recognition for disclosure.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)

EIN – 76-0509661     PLAN #002

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity (c)	Cost *(d)	Value As of December 31, 2014 (e)
**	FID Contrafund	128,789 shares	N/A	$ 12,617,420
**	FID Low Priced Stk	12,446 shares	N/A	625,408
**	FID High Income	82,332 shares	N/A	732,754
**	FID Retire MMKT	1,721,553 shares	N/A	1,721,553
**	FID Total Bond	479,394 shares	N/A	5,119,930
	BROKERAGELINK	1,778,178 shares	N/A	1,778,182
	NYL Anchorage Account	Pooled separate account	N/A	12,111,840
	AM Cent Govt Bd Inst	8,171 shares	N/A	91,510
	Harbor Intl Inst	103,902 shares	N/A	6,730,790
	TRP Retirement 2005	267 shares	N/A	3,474
	TRP Retirement 2015	310,104 shares	N/A	4,487,204
	TRP Retirement 2025	443,088 shares	N/A	6,960,907
	TRP Retirement 2035	284,270 shares	N/A	4,735,946
	TRP Retirement 2045	319,015 shares	N/A	5,104,240
	OPP Developing Mkt Y	10,995 shares	N/A	385,485
	TRP Retirement 2055	36,717 shares	N/A	488,699
	TRP Retirement 2050	43,795 shares	N/A	587,288
	INVS Divrs Divd R5	262,292 shares	N/A	4,799,937
	Vanguard 500 Index ADM	35,755 shares	N/A	6,789,526
	VANG Mid Cap IDX ADM	2,830 shares	N/A	432,889
	VANG Sm Cap IDX ADM	27,602 shares	N/A	1,542,110
	VANG Tot Intl Stk AD	7,775 shares	N/A	202,149
	VANG Tot Stk Mkt ADM	18,291 shares	N/A	943,814
	VANG Reit Index ADM	2,342 shares	N/A	268,939
	VANG Bal Index ADM	163,863 shares	N/A	4,863,459
	All/Bern SmCp Grth I	12,117 shares	N/A	570,572
	VANG Lifest Con Growth	11,011 shares	N/A	203,044
	VANG Lifest Growth	2,670 shares	N/A	76,923
	VANG Lifest Income	977 shares	N/A	14,572
	VANG Lifest Mod Growth	6,405 shares	N/A	154,227
	WF Stable Value	3,576 shares	N/A	172,333
	JPM Midcap Value IS	135,967 shares	N/A	5,051,234
	TRP Retirement Income	56,553 shares	N/A	839,249
	TRP Retirement 2040	44,831 shares	N/A	1,072,351
	TRP Retirement 2030	120,952 shares	N/A	2,784,324
	TRP Retirement 2020	143,620 shares	N/A	2,974,373
	TRP Retirement 2010	5,980 shares	N/A	106,020
	AM Cent Eq Grth Inst	13,099 shares	N/A	402,915
	DLWR Sm Cap Val Inst	9,897 shares	N/A	544,852
	VANG Infl Prot Adm	15,472 shares	N/A	400,262
	ALZGI NFJ Intl VL IS	70,787 shares	N/A	1,519,081
	OPPHMR Intl Grth Y	11,180 shares	N/A	392,208
	NB Mid Cap Grwth Inst	828,807 shares	N/A	11,346,372
**	* DXP Enterprises Stck	138,565 shares	N/A	7,002,489
***	Participant Loans	3.25% - 10% ***,	N/A	2,700,827
		maturity dates from 2014-2031		$ 122,453,681

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END) (continued)

See accompanying auditors’ report.

* Participant-directed investment programs may omit cost basis data

** Party in interest

*** Secured by each Participant’s accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:  /s/ Mac McConnell
    Mac McConnell
    Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.           Description

23.1	Consent of Independent Registered Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-137152 and No. 333-152145) pertaining to the DXP Enterprises, Inc. 401(k) Retirement Plan of our report dated June 26, 2015, in this Annual Report on Form 11-K of the DXP Enterprises, Inc. 401(k) Retirement Plan for the year ended December 31, 2014.

EEPB, P.C.
Houston, Texas

June 26, 2015